EXHIBIT 12.2
First BanCorp
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends

	For the years ended December 31,
	2010	2009	2008	2007	2006
	(Dollars in thousands)
Including Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(421,167)	$(270,653)	$78,205	$89,719	$112,076
Plus:
Fixed Charges (excluding capitalized interest)	376,149	481,431	616,102	739,537	790,247

Total Earnings	$(45,018)	$210,778	$694,307	$829,256	$902,323

Fixed Charges:
Interest expensed and capitalized	$372,535	$477,397	$612,086	$735,583	$786,670
Amortized premiums, discounts, and capitalized expenses related to indebtedness	44	90	144	221	180
An estimate of the interest component within rental expense	3,570	3,944	3,872	3,733	3,397

Total Fixed Charges before preferred dividends	376,149	481,431	616,102	739,537	790,247

Preferred dividends	38,246	46,888	40,276	40,276	40,276
Ratio of pre tax income to net income	1.000	1.000	1.000	1.317	1.324

Preferred dividend factor	38,246	46,888	40,276	53,033	53,335

Total fixed charges and preferred stock dividends	$414,395	$528,319	$656,378	$792,570	$843,582

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )	(A )	1.06	1.05	1.07

Excluding Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(421,167)	$(270,653)	$78,205	$89,719	$112,076
Plus:
Fixed Charges (excluding capitalized interest)	127,435	163,569	192,607	215,087	240,170

Total (Loss) Earnings	$(293,732)	$(107,084)	$270,812	$304,806	$352,246

Fixed Charges:
Interest expensed and capitalized	$123,821	$159,535	$188,591	$211,133	$236,593
Amortized premiums, discounts, and capitalized expenses related to indebtedness	44	90	144	221	180
An estimate of the interest component within rental expense	3,570	3,944	3,872	3,733	3,397

Total Fixed Charges before preferred dividends	127,435	163,569	192,607	215,087	240,170

Preferred dividends	38,246	46,888	40,276	40,276	40,276
Ratio of pre tax income to net income	1.000	1.000	1.000	1.317	1.324

Preferred dividend factor	38,246	46,888	40,276	53,033	53,335

Total fixed charges and preferred stock dividends	$165,681	$210,457	$232,883	$268,120	$293,505

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )	(A )	1.16	1.14	1.20

(A)	For the years ended December 31, 2010 and 2009, the ratio coverage was less than 1:1. The Corporation would have to generate additional earnings of $459.4 million and $317.5 million to achieve a ratio of 1:1 for the years ended December 31, 2010 and 2009, respectively.